Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

May 30, 2012

VIA EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2011 Filed March 9, 2012, Form 10-Q for the Period Ended March 31, 2012 Filed May 11, 2012, File No. 1-35107

Dear Ms. Long:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated May 15, 2012 (the “Comment Letter”), to the above referenced Form 10-K and Form 10-Q of Apollo Global Management, LLC (the “Company”, “we” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with a response following.

Form 10-K for the Year Ended December 31, 2011

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 7

1.	In view of the complexity of your structure, in future filings, please consider including a diagram showing the relationships among the registrant, the Apollo Operating Group, Holdings, the managing partners and contributing partners, AGM Management, LLC and the strategic investors and public investors.

Response to Comment 1

The Company will include a diagram showing the relationships among the registrant, the Apollo Operating Group, Holdings, the managing partners and contributing partners, AGM Management, LLC and the strategic investors and public investors in its future filings.

Securities and Exchange Commission

2.	We note your disclosure in the third paragraph that you focus on nine core industry sectors in which you have considerable knowledge and experience. In future filings, please identify and briefly discuss these nine core industry sectors.

Response to Comment 2

The Company will identify and discuss its nine core industry sectors in its future filings.

Management’s Discussion and Analysis of Financial Condition . . . , page 76

Market Considerations, page 77

3.	We note your disclosure here that your revenues consist, in part, of carried interest with respect to only your private equity funds and capital market funds, and the table summarizing your carried interest on page 98 does not reflect carried interest income from your real estate funds. However, in the second paragraph on page 98 you discuss carried interest income from certain real estate funds. Please clarify to us whether you receive carried interest income from your real estate funds and revise future filings accordingly.

Response to Comment 3

We respectfully advise the Staff that we have the opportunity to receive carried interest income from certain of the real estate funds that we manage. Certain thresholds have to be satisfied to have carried interest income allocated to such real estate funds’ general partners that we control or own. As of December 31, 2011, there was no carried interest income earned from the real estate funds we manage. In future filings we will update our disclosure to provide additional information about the carried interest income arrangements with the real estate funds we manage.

Item 11. Executive Compensation, page 262

Compensation Discussion and Analysis, page 262

Compensation Elements for Named Executive Officers, page 263

4.	We note that both Messrs. Donnelly and Suydam received annual discretionary cash bonuses in 2011. In future filings, please include a discussion of this element of your compensation program, including how it fits with your compensation philosophy and how it impacts your decisions regarding the award of other elements of compensation. See Item 402(b)(1) of Regulation S-K.

Securities and Exchange Commission

Response to Comment 4

No annual discretionary cash bonuses were paid in 2011 to our named executive officers, including to Messrs. Donnelly and Suydam. In 2011, any discretionary cash compensation paid to named executive officers was in the form of a distribution from the carried interest incentive pool, as discussed in the second full paragraph on page 264 under the caption, “Compensation Elements for Named Executive Officers.” If in the future annual discretionary cash bonuses are paid to a named executive officer, we will include a discussion of this element of our compensation program, including how it fits with our compensation philosophy and how it impacts our decisions regarding the award of other elements of compensation. A discussion of how determinations are made regarding named executive officer compensation appears under the caption “Determination of Compensation of Named Executive Officers” on page 264.

Annual Salary, page 263

5.	We note your disclosure in the first paragraph that you did not increase the base salary of any of your named executive officers in 2011. However, Mr. Donnelly’s base salary increased by $500,000 from 2010 to 2011. In future filings, please disclose the factors you considered in materially increasing any of your named executive officers’ salaries. See Item 402(b)(2)(ix) of Regulation S-K. Please show us what the disclosure would have looked like with respect to Mr. Donnelly for 2011.

Response to Comment 5

Mr. Donnelly’s rate of annual base salary was unchanged from 2010 to 2011. His base salary in 2010 appeared as $500,000 in the Summary Compensation Table due to his July 1, 2010 employment commencement date. This is consistent with Interpretation 217.06 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, which provides that
“[c]ompensation of … incoming … executives should not be annualized.” If any of our named executive officers’ salaries are materially increased in the future, we will disclose the factors considered in connection with such increases.

Carried Interest, page 263

6.	We note your disclosure in the second full paragraph regarding the incentive pool carried interest program. Please address the following, with a view toward future disclosure:

•	Please clarify to us the meaning of the term “carried interest realizations earned.”

Response

“Carried interest realizations earned” describes carried interest earned by the general partners of our funds under the applicable limited partnership agreements for such funds based upon transactions that have closed or other rights to cash that have become fixed in the applicable calendar year period. We will clarify that in future disclosure.

Securities and Exchange Commission

•	Please disclose the amount of the carried interest realizations earned in 2011 that was placed into the incentive pool.

Response

Interpretation 118.07 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations states that “[t]he CD&A covers only compensation ‘awarded to, earned by, or paid to the named executive officers.’” Quoting Instruction 2 to Item 402(b) of Regulation S-K, the Interpretation explains that the CD&A is concerned with information that could “affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Considering the comment in light of these principles, we note that the amount placed into the incentive pool in 2011 was distributed to a large group of employees, only a small number of whom were named executive officers. Further, the amount placed into the incentive pool does not bear a discernible relationship to the size of the allocations made from the incentive pool to a named executive officer. Accordingly, we respectfully submit that the disclosure of the sum placed into the 2011 incentive pool would not provide meaningful information regarding the size or factors influencing a named executive officer’s incentive pool allocation or overall compensation, and that consequently its inclusion would not enhance shareholders’ understanding of named executive officer compensation.

•

Please explain how you determine the amount of carried interest realizations you earn that you place into the incentive pool. For example, is there a maximum incentive pool amount or percentage cap based on the carried interest realizations earned?

Response

The managing partners determine the amount of the carried interest realizations to place into the incentive pool in their discretion after considering various factors, including performance, cash requirements and anticipated future costs, provided that the incentive pool consists of an amount equal to at least one percent (1%) of the carried interest realizations attributable to profits generated after creation of the incentive pool program that were taxable in the applicable year and not allocable to dedicated carried interests.

•	Explain how you determined the amount of the $5,000 fixed component of the incentive pool.

Response

The $5,000 figure was chosen as an amount that was comfortably in excess of the one percent figure described in the preceding response, without being large enough that it would require that a meaningful percentage of the incentive pool be allocated to an incentive pool participant who was not determined by the managing partners to be entitled to a discretionary allocation from the incentive pool.

Securities and Exchange Commission

•

Please tell us the basis for the payments, including the amount thereof, that Messrs. Donnelly and Suydam received as distributions from the incentive pool. In this regard, we note your disclosure that these amounts are awarded based on your overall realized performance and contributions and performance of participants. However, we also note disclosure in note (4) to the Summary Compensation Table that they received these distributions “in respect of amounts waived for investment pursuant to the terms of a management fee waiver program.” Please clarify the meaning of this disclosure for us as part of your response.

Response:

The amounts earned by Messrs. Donnelly and Suydam were determined by the managing partners in their discretion consistent with the discussion on page 264 under the caption, “Determination of Compensation of Named Executive Officers.” Mr. Donnelly received a distribution from the incentive pool in the amount of $1,360,000, as shown in the All Other Compensation column. Mr. Suydam did not receive a distribution from the incentive pool other than the $5,000 fixed payment referred to above.

The above-described footnote (on page 266) refers to Mr. Suydam’s participation in the management fee waiver program, pursuant to which he waived the right to receive a payment of $500,000 in exchange for a right to an interest in future distributions of profits (if any) of one or more funds managed by the Company or its affiliates. The management fee waiver program is described under the caption “Fee Waiver Program” in Item 13, “Certain Relationships and Related Party Transactions.”

Summary Compensation Table, page 265

7.	In footnote 4 you indicate that the amounts in the All Other Compensation column include accrued carried interest classified as compensation expense, regardless of whether it is realized. Therefore, the amounts include both actual cash distributions and unrealized amounts accrued in respect of dedicated carried interest allocations. However, disclosure in the first full paragraph on page 264 could be read to suggest that actual cash distributions with respect to dedicated carried interest allocations are not reflected in the All Other Compensation column. Please clarify this apparent inconsistency for us. Also, if the amounts in the All Other Compensation column include both the actual cash distributions and accrual amounts, please provide us your analysis as to why this presentation is appropriate as compared to reporting the accrual amount and providing footnote disclosure of the actual cash distributions.

Securities and Exchange Commission

Response to Comment 7

We will modify the discussion of the compensation elements (p. 264) in future filings to eliminate the apparent inconsistency described in the comment. As discussed in the footnotes on pages 265-266 and noted in the comment, the carried interest reflected in the All Other Compensation column includes both actual cash distributions and unrealized amounts accrued in respect of dedicated carried interest allocations, in each case for the applicable year. In future filings we will provide footnote disclosure of the actual cash distributions.

8.	We note your disclosure on page 264 in which you state that you have included in the “All Other Compensation” column of the table the actual distributions paid from the incentive pool. Please tell us what consideration you gave to reporting this amount as non-equity incentive plan compensation in the table.

Response to Comment 8

We do not believe that this amount constitutes non-equity incentive plan compensation. Question 119.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations provides that for an arrangement to constitute a non-equity incentive plan, “the outcome with respect to the relevant performance target must be substantially uncertain at the time the performance target is established and the target is communicated to the executives.” Of relevance to our analysis of the incentive pool, (i) no performance target is established or communicated to participants in the incentive pool, (ii) the actual amounts of carried interest realizations placed in the incentive pool and allocated from it are determined by the managing partners in their discretion, (iii) the aggregate size of the incentive pool is generally not communicated to individual participants, and (iv) no executive officer has a right to any allocation from the incentive pool in excess of the fixed amount. The fixed amount—$5,000 in 2011 as discussed in response to Item 6 above—may vary from year to year in the discretion of the managing partners and the managing partners do not consider attainment of performance metrics when setting this amount.

Narrative Disclosure to the Summary Compensation Table . . . , page 266

9.	Please revise your disclosure in future filings to discuss the material terms of Mr. Suydam’s employment arrangement. See Item 402(e)(1)(i) of Regulation S-K.

Response to Comment 9

In future filings we will discuss the material terms of each executive officer’s employment arrangement, whether he or she is a party to an employment agreement or (like Mr. Suydam) is not a party to an employment agreement, to the extent that any material terms of such executive officer’s employment arrangement are not reflected in the Summary Compensation Table.

Securities and Exchange Commission

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact the undersigned at (212) 822-0550.

Respectfully submitted,

/s/ Gene Donnelly Gene Donnelly
Chief Financial Officer